                                   APPENDIX 2


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2000

                       PEACE ARCH ENTERTAINMENT GROUP INC.
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

          #302, 1132 Hamilton Street, Vancouver, B.C., Canada, V6B 2S2
--------------------------------------------------------------------------------
                     (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F     /X/       Form 40-F     / /

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     / /         No     /X/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________ )]

                                 PEACE ARCH LOGO

FOR IMMEDIATE RELEASE

               PEACE ARCH ENTERTAINMENT & STUDIO EIGHT PRODUCTIONS
                          TO CO-PRODUCE "THE IMMORTAL"

                       HILLTOP ENTERTAINMENT TO DISTRIBUTE
               CANADIAN/BRITISH ACTION TELEVISION SERIES WORLDWIDE

Vancouver, BC - (March 27, 2000) - TIM GAMBLE, PRESIDENT OF CANADA'S PEACE ARCH ENTERTAINMENT GROUP INC. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), AND JAMIE BROWN, MANAGING DIRECTOR OF BRITAIN'S STUDIO EIGHT PRODUCTIONS, TODAY ANNOUNCED THAT THEY WILL CO-PRODUCE THE IMMORTAL, A 22-EPISODE, ONE-HOUR ACTION ADVENTURE TELEVISION SERIES STARRING LORENZO LAMAS (RENEGADE). Peace Arch Entertainment Group Inc. will be the North American distributor, with Hilltop Entertainment LLC. being the international distributor. Western International Syndication is handling first-run syndication in the U.S.

THE IMMORTAL series has the action of MATRIX, highlighting Lamas' physical and athletic skills; the mysticism of THE HIGHLANDER; and the intrigue of X-FILES. THE IMMORTAL is a story of the eternal quest to conquer the forces of darkness. The journey begins in 17th century Japan when Rafe Cain (Lamas) is rescued from the wreckage of a merchant ship by the mystical "Yashiro." Rafe begins a rewarding new life in Japan, falling in love, marrying, having a child and apprenticing under "Yashiro." When his wife is brutally murdered and his daughter kidnapped by the evil demons "Mallick" and "Vashita," Rafe begs God for immortality to avenge the death of his wife and to find his daughter. In a twist of fate his wish is granted by his archenemy "Mallick." Rafe swears an oath of vengeance and begins the search for his daughter, which locks him in an immortal struggle with these demons.

"THE IMMORTAL brings an exciting new creative concept to the eternal struggle between good and evil," stated Tim Gamble, President of Peace Arch Entertainment Group Inc. "Add the talent and world-wide appeal of Lorenzo Lamas, and this show has all of the ingredients to be a huge hit."

STUDIO EIGHT PRODUCTIONS is an international development and production company based in London, England, that specializes in co-productions. Studio Eight Managing Director Jamie Brown has been executive producer, producer and/or writer on many series and features. His most recent credits include: co-producer of OUT OF CONTROL, starring Tom Conti and Sean Young; co-producer of TO WALK WITH LIONS, starring Richard Harris; and creator, co-writer and co-producer (with Gabriel Byrne) of THE BRYLCREEM BOYS, the first-ever picture shot on the Isle of Man. Having just completed writing and producing the feature THE INTRUDER, starring Charlotte Gainsbourg, John Hannah, Molly Parker and Nastassja Kinski, he is commencing production of the $20 million U.S. feature KEVIN OF THE NORTH, with Thomas Hedman of Europa Pictures.

The worldwide sales agent HILLTOP ENTERTAINMENT LLC. is an international distribution, finance and production company co-owned by Mark Victor & Michael Grais, a well-known, high profile, writer/producer team with a focus on studio films (POLTERGEIST/MARKED FOR DEATH/SLEEPWALKERS), together with producer Harel Goldstein (SWEATING BULLETS-CBS). In 1999, Hilltop launched their distribution and finance company with the feature films ROAD RAGE and DOUBLE DECEPTION. Hilltop is bringing four films into production in 2000. They include: GONE TO EARTH, executive produced by Daniel Day Lewis, written and to be directed by Rebecca Miller (Arthur Miller's daughter); LOVERS, LIARS AND THIEVES, written and to be directed by Jeremy Leven (DON JUAN DEMARCO); GOING BACK, with veteran action director Sidney Furie and starring Casper VanDien (STARSHIP TROOPER); and THE ROYAL WAY, written and to be directed by Andrei Konchalovsky (RUNAWAY TRAIN). On the television front, Victor & Grais Productions are executive producers on WHO KILLED ATLANTA'S CHILDREN (Showtime) starring Jim Belushi and Gregory Hines. Hilltop Entertainment Television division has pre-sold THE IMMORTAL in several major international territories, marking the first television series under the Hilltop banner.

PEACE ARCH ENTERTAINMENT GROUP INC. creates proprietary content for worldwide television and the Internet. Currently Peace Arch Entertainment is producing 66 episodes of its international hit sci-fi series,

FIRST WAVE; is developing a new 22-episode, half-hour comedy series, THE AGENCY (working title), for Global Television; and will be going to camera for a third season of the children's half-hour series, SO WEIRD, which airs on the Disney Channel. Founded in 1981, the COMPANY'S OPERATING DIVISIONS INCLUDE: PEACE ARCH PRODUCTIONS INC., AVIATOR PICTURES, TOOLSHED, THE EYES MULTIMEDIA PRODUCTIONS INC. AND STREAMSCAPES.COM. Peace Arch Entertainment is a fully integrated media company that, in addition to proprietary television and Internet content, produces television commercials, music videos, narrow cast and web cast programming.

     THIS PRESS RELEASE INCLUDES STATEMENTS THAT MAY CONSTITUTE "FORWARD-LOOKING" STATEMENTS, USUALLY CONTAINING THE WORDS "BELIEVE", "ESTIMATE", "PROJECT", "EXPECT" OR SIMILAR EXPRESSIONS. THESE STATEMENTS ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS INHERENTLY INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. FACTORS THAT WOULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, CONTINUED ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES IN THE MARKETPLACE, COMPETITIVE FACTORS, DEPENDENCE UPON THIRD-PARTY VENDORS, AND OTHER RISKS DETAILED IN THE COMPANY'S PERIODIC REPORT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. BY MAKING THESE FORWARD-LOOKING STATEMENTS, THE COMPANY UNDERTAKES NO OBLIGATION TO UPDATE THESE STATEMENTS FOR REVISIONS OR CHANGES AFTER THE DATE OF THIS RELEASE.

              Additional information on PEACE ARCH ENTERTAINMENT GROUP
                        can be accessed on the Internet at

                               www.peacearch.net

                                      Or at
                       PEACE ARCH ENTERTAINMENT GROUP INC.
                  Tina Baird, Media Relations at (604)-985-8991
                                       Or
               R.J. Falkner & Company, Investor Relations Counsel
             at (800) 377-9893 or via e-mail at info@rjfalkner.com

                             Additional information:
      Studio Eight Productions - Alex Brown (London) at 011-44-171-385-6963

          Hilltop Entertainment LLC. - Harel Goldstein at 310-828-2400
                         Email: hilltopent@earthlink.net

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Peace Arch Entertainment Group Inc.
                                       -----------------------------------------
                                                     (Registrant)

Date March 27, 2000                    By /S/ W.D. CAMERON WHITE
     -----------------------------        --------------------------------------
                                                     (Signature)*
----------------------------------        W.D. Cameron White, CEO
*Print the name and title under the
 signature of the signing officer.

                              GENERAL INSTRUCTIONS

A.   Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.   Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was ;made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of
Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.   Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.   Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.